Exhibit 11
WESTAMERICA BANCORPORATION
Computation of Earnings Per Share on Common and
Common Equivalent Shares and on Common Shares
Assuming Full Dilution

(In thousands, except per share data)	2004	2003	2002

Weighted average number of common shares outstanding — basic	31,821	32,849	33,686

Add exercise of options reduced by the number of shares that could have been purchased with the proceeds of such exercise	640	520	539

Weighted average number of common shares outstanding — diluted	32,461	33,269	34,225

Net income	$95,218	$95,063	$87,138
Basic earnings per share	$2.99	$2.89	$2.59
Diluted earnings per share	2.93	2.85	2.55